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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             -----------------------
                                  SCHEDULE TO/A
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934

                       (Amendment No. 2 - Final Amendment)

                                INGRAM MICRO INC.
                                    (Issuer)

                                INGRAM MICRO INC.
                        (Name of Filing Person (Issuer))

               Zero Coupon Convertible Senior Debentures due 2018
                         (Title of Class of Securities)

                             -----------------------
                           457153 AA 2 and 457153 AB 0
                      (CUSIP Number of Class of Securities)

                          James E. Anderson, Jr., Esq.
              Senior Vice President, Secretary and General Counsel
                                Ingram Micro Inc.
                            1600 E. St. Andrew Place
                               Santa Ana, CA 92705
                            Telephone: (714) 566-1000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:

                          Winthrop B. Conrad, Jr., Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000

                            CALCULATION OF FILING FEE

 Transaction Valuation*                                   Amount of Filing Fee**

     $225,370,016.61                                               $45,074

* The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the Zero Coupon Convertible Senior Debentures Due 2018, as described herein, is $405.89 per $1,000 principal amount at maturity outstanding. As of May 9, 2001 there was $555,249,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate purchase price of $225,370,016.61.

**   Calculated as 1/50 of 1% of the transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $142,973               Filing Party: Ingram Micro Inc.
Form or Registration No.: S-3 Registration       Date Filed: July 10, 1998
                          Statement
                          (File No. 333-58857)

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_|  third-party tender offer subject to Rule 14d-1.
     |X|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|

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                         AMENDMENT NO. 2 TO SCHEDULE TO

     This Amendment No. 2, the final amendment to the Schedule TO, amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on May 11, 2001, as amended by Amendment No. 1 filed on May 31, 2001 (as amended, the "Schedule TO") relating to the Zero Coupon Convertible Senior Debentures due 2018 (the "Debentures") of Ingram Micro Inc. (the "Company") issued by the Company on June 9, 1998.

     Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Schedule TO.

Items 1, 4, 8 and 11

     Items 1, 4, 8 and 11 of the Schedule TO, are hereby amended and supplemented by adding thereto the following:

     "The time by which holders of Debentures may have delivered a written Purchase Notice to the Paying Agent requiring the Company to purchase their Debentures pursuant to the terms of the indentures under which the Debentures were issued (the "Indenture") expired at 12:00 midnight on Friday, June 8, 2001. Based upon a final count from the Paying Agent, as of midnight on Friday, June 8, 2001, written Purchase Notices in respect of $555,249,000 in aggregate principal amount at maturity of Debentures, representing approximately 99.8% of the outstanding aggregate principal amount at maturity of Debentures, had been delivered to the Paying Agent and not withdrawn. The Company has accepted such Purchase Notices, and, in accordance with the terms of the Indenture, holders will receive payment for the Debentures to which such Purchase Notices relate promptly following the later of the purchase date (June 11, 2001) or the delivery of such Debentures to the Paying Agent. The total amount of such payments for such Debentures is $224,977,115.09."


                                       -2-

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2001                Ingram Micro Inc.



                                    By: /s/ James E. Anderson, Jr.
                                      ------------------------------------------
                                     Name:  James E. Anderson, Jr.
                                    Title:  Senior Vice President, Secretary
                                               and General Counsel






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                                  EXHIBIT INDEX

Exhibit Number

(1)+    Company Notice and Form of Purchase Notice

(2)+    Supplemental Company Notice dated May 31, 2001

(3)* Indenture dated as of June 9, 1998 between the Company and The First National Bank of Chicago, as Trustee (incorporated by reference to Exhibit 4.01 to the Company's Registration Statement on Form S-3 filed with the SEC on July 10, 1998 (File No. 333-58857))

(4)* Final prospectus of the Company dated July 23, 1998 (incorporated by reference to the prospectus filed with the SEC on July 23, 1998 (File No. 333-58857))

(5)* Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 filed with the SEC on March 30, 2001

(6)* Company's Proxy Statement on Schedule 14A filed with the SEC on April 19, 2001

(7)* Schedule 13G/A filed by various members of the Ingram family and various family trusts with the SEC on April 19, 2001

(8)* Board Representation Agreement dated as of November 6, 1996 among the Company and each person listed on the signature pages thereof (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 filed with the SEC on November 22, 1996 (File No. 333-16667))

(9)* Amended and Restated Pooling Agreement dated as of March 8, 2000, as supplemented, among Funding, the Company, as master servicer, and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit
        10.56 to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1999 filed with the SEC on March 31, 2000 (the "1999 10-K"))

(10)* Amended and Restated Receivables Sale Agreement dated as of March 8, 2000 between Funding, as buyer, and the Company, as seller of the receivables and servicer (incorporated by reference to Exhibit 10.57 to the 1999 10-K)

(11)* Amended and Restated Servicing Agreement dated as of March 8, 2000 among Funding, as buyer of the receivables, the Company, as master servicer and servicer, and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 10.58 to the 1999 10-K)

(12)* Series 2000-1 Supplement to the Pooling Agreement dated as of March 8, 2000 among Funding, the Company, as master servicer, GE Capital, as agent, Redwood, as initial purchaser, the several financial institutions party thereto from time to time as liquidity banks, and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 10.59 to the 1999 10-K)

(13)* Agreement dated March 8, 2000 among the Company, Funding and GE Capital (incorporated by reference to Exhibit 10.63 to the 1999 10-K)

+ Previously filed
* Incorporated by reference